UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Year Ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission file Number: 0-22334
LODGENET INTERACTIVE CORPORATION 401(k) PLAN
(Title of the Plan)
LODGENET INTERACTIVE CORPORATION
(Name of Issuer of the Securities Held Pursuant to the Plan)

DELAWARE	46-0371161

(State of Incorporation)	(IRS Employer Identification Number)
3900 West Innovation Street, Sioux Falls, South Dakota 57107
(Address of Principal Executive Offices)
(605) 988-1000
(Registrant’s Telephone Number, including Area Code)

INDEX

PAGE

Form 11-K cover page for the LodgeNet Interactive Corporation 401(k) Plan	Cover

Index	2

Signature	3

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of the LodgeNet Interactive Corporation 401(k) Plan for the time periods specified below are submitted herewith together with the Independent Registered Public Accounting Firm’s report thereon:

Reports of Independent Registered Public Accounting Firms	4

Statement of Net Assets Available for Benefits December 31, 2009 and 2008	6

Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2009	7

Notes to Financial Statements December 31, 2009 and 2008	8

Schedule of Assets (Held at End of Year) December 31, 2009	14

Exhibit 23 - Consents of Independent Registered Public Accounting Firms	15
EX-23
Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LodgeNet Interactive Corporation 401(k) Plan
(Name of Plan)
Date: June 25, 2010	/s/ Scott C. Petersen
Scott C. Petersen
President, Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
LodgeNet Interactive Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of LodgeNet Interactive Corporation 401(k) Plan as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LodgeNet Interactive Corporation 401(k) Plan as of December 31, 2009, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/Eide Bailly LLP
Minneapolis, Minnesota
June 25, 2010

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
LodgeNet Interactive Corporation 401(k) Plan
In our opinion, the accompanying statement of net assets available for benefits present fairly, in all material respects, the net assets available for benefits of LodgeNet Interactive Corporation 401(k) Plan (the “Plan”) at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 25, 2009

LODGENET INTERACTIVE CORPORATION 401(k) PLAN
Statement of Net Assets Available for Benefits

	As of December 31
	2009	2008
Assets
Investments, at fair value	$33,342,710	$24,112,302
Employer contributions receivable	—	464

Total Assets	33,342,710	24,112,766
Liabilities
Excess contributions payable	(41,801)	(8,989)

Net assets available for benefits at fair value	33,300,909	24,103,777
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(71,908)	(3,530)

NET ASSESTS AVAILABLE FOR BENEFITS	$33,229,001	$24,100,247

The accompanying notes are an integral part of these financial statements.

LODGENET INTERACTIVE CORPORATION 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits

For the year ended
December 31 2009
Investment income
Interest and dividend income	$327,840
Net appreciation of investments	8,224,804

Total investment income	8,552,644

Contributions
Participant	2,778,661
Rollover	85,744
Other receipts	7,959

Total contributions	2,872,364

Deductions
Distributions to participants	(2,270,540)
Administrative expenses	(25,714)

Total deductions	(2,296,254)

Net increase	9,128,754

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	24,100,247

End of year	$33,229,001

The accompanying notes are an integral part of these financial statements.

LODGENET INTERACTIVE CORPORATION 401(k) PLAN
Notes to financial statements
December 31, 2009 and 2008
1 Description of the Plan
The following is not a comprehensive description of LodgeNet Interactive Corporation 401(k) Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General and Eligibility
The Plan is a contributory defined contribution plan covering all eligible full and part-time employees of LodgeNet Interactive Corporation, (the “Company”). Employees become eligible to make 401(k) pre-tax contributions to the Plan beginning on January 1, April 1, July 1 or October 1 immediately following completion of three consecutive months of service and attaining age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (the “Code”).
Plan Operations
The Company functions as the plan sponsor and administrator. FASCore LLC is the Plan’s recordkeeper and SunTrust Bank is the Plan’s trustee and asset custodian of the Plan.
Contributions
The maximum percentage of compensation an employee may contribute to the Plan is 50%, with an annual maximum contribution as provided by the Code of $16,500 in 2009. The Plan also allows participants who are age 50 or older to make catch-up contributions to the 401(k) Plan of $5,500 in 2009. Participants may also rollover amounts representing distributions from other qualified plans into the Plan. Amounts contributed are invested at the discretion and direction of plan participants in any of the Plan’s investment options, one of which is to invest in the common stock of the Company.
The Company may make a match of participant contributions equal to 50% of the first 6% of each participant’s eligible contribution for the plan year. Amounts contributed are allocated among the investment funds in the same manner as participant contributions. The Compensation and Benefits Committee of the Company passed a resolution dated November 20, 2008, to eliminate the matching contribution, effective for all participant contributions after November 21, 2008. During 2009, the Company’s discretionary match continued to be suspended.
The Company may make additional discretionary contributions to the Plan. In a year in which the Company chooses to make discretionary contributions, the contributions will be allocated based upon a participant’s proportionate share of total compensation for all participants and are allocated among the investment funds in the same manner as participant contributions. There were no additional discretionary contributions in 2009. Forfeitures in the amount of $39,749 were reallocated as additional employer contributions effective for the year ended December 31, 2009.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and additional discretionary contributions, plus actual earnings thereon, is based on years of service. A participant is 100% vested after five years of credited service based on the following percentages:

Percent vested
Less than one year of service	0%
One year but less than two	20
Two years but less than three	40
Three years but less than four	60
Four years but less than five	80
Five years or more	100
If a participant dies or becomes disabled while still employed by the Company, his or her entire plan account balance becomes 100% vested.

Forfeitures
Forfeitures of the nonvested account balances result from participants who withdraw from the Plan before becoming fully vested in employer contributions and earnings thereon. Forfeitures are used to reduce future employer contributions. Due to the suspension of the employer match in 2009, there was no forfeiture used to offset employer contributions in 2009. At December 31, 2009 and 2008, forfeitures available for future utilization totaled $39,749 and $3,432, respectively. The balance at December 31, 2009 was allocated as additional employer contributions in 2010 based upon a participant’s contributions as it relates to the total participant contributions for the year ended December 31, 2009.
In May, 2008, the Plan received restitution required from a settlement between the SEC and several mutual fund companies due to market timing for the period 1998 through 2003 and the subsequent negative impact to investors. Upon receipt of these restitutions, the Company chose to utilize the funds to offset third party plan expenses, but did not use the settlement as offsets to any employer matching contribution. Within the forfeiture account a separate money source was created, the Unallocated Plan Assets account. During the course of 2009, the Plan received an additional $7,959 restitution. At December 31, 2009 and 2008, there was $35,447 and $47,602, respectively, available to offset future plan expenses. A total of $20,182 was used during 2009 to pay third party plan expenses from the Unallocated Plan Asset account.
Participant Loans
Participants may borrow funds from the Plan up to 50% of their vested balance at an interest rate determined at the time of loan origination of 1% over the prime interest rate. The prime interest rate will be determined as of the first business day each month. Loans will not be granted in amounts less than $1,000 or greater than $50,000. Loans are evidenced by a promissory note and have a repayment period of up to five years, unless the loan qualifies as a home loan for which the repayment term is up to 15 years. Principal and interest are repaid through regular payroll deductions. At December 31, 2009, interest rates on loans range from 4.25% to 9.25%, and are due at various dates through April 2023.
Distribution of Benefits
Distributions are generally made upon termination of employment, retirement or disability. Distributions are based upon the value of vested participant account balances when the benefits are withdrawn and are paid in a lump sum distribution for the entire vested account balance or a portion of the vested account balance upon participation election. If the vested account balance is less than $1,000, the balance is paid in a lump sum distribution as soon as administratively possible. Distributions may be made earlier for hardship reasons in accordance with Internal Revenue Service (“IRS”) regulations.
Account Balances
Each participant’s account is credited with the participant’s contributions and an allocation of Company contributions and Plan earnings. Plan earnings are allocated based on participant account balances as defined. Participants may invest their contributions, and redirect their account balances among the various fund options, including a Company stock fund. Company contributions are invested in the same investment options as the participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
2 Summary of Significant Accounting Policies
The following significant accounting policies were used to prepare the financial statements in accordance with accounting principles generally accepted in the United States of America.
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Investments consisting of mutual funds and Company stock are recorded at fair value as determined by SunTrust Bank, the trustee of the Plan, by reference to quoted market prices as of December 31, 2009 and 2008. Investments in common/collective trust funds are valued at the closing net asset values of the funds as determined by SunTrust Bank as of December 31, 2009 and 2008. Participant loans are valued at estimated fair value, consisting of principal outstanding and any related accrued interest.
Investment income is recorded when earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments. Purchases and sales of investments are recorded on a trade-date basis.
Plan Expenses
Effective October 1, 2006, the Plan permits the payment of certain Plan expenses from the Plan’s assets.
Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risk and Uncertainties
The Plan provides for investments that, in general, are exposed to various risks, such as interest rates, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is possible that changes in risk factors in the near term could continue to materially affect participants’ account balances and the amounts reported in the financial statements.
The plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
LodgeNet Interactive Corporation common stock, included in the Company Stock Fund, accounts for approximately 8% and 1% of the net assets available for benefits of the Plan at December 31, 2009 and 2008, respectively. Fluctuations in the price of LodgeNet Interactive Corporation common stock may continue to materially affect the participants’ account balances and the net assets available for benefits of the Plan as a whole.
Subsequent Events
The Plan sponsor has evaluated subsequent events through June 25, 2010, the date which the financial statements were to be issued.
3 Investments
The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2009	2008
Mutual funds
MFS Massachusetts Investors Growth Stock Class R3	$2,727,168	$2,006,382
Templeton Growth Fund A	2,383,637	1,855,527
T. Rowe Price Growth Stock Fund — R	2,360,630	1,775,076
RidgeWorth Investment Grade Bond I	1,674,478	1,426,340
T. Rowe Price Retirement 2030 Fund — R	1,628,751	1,232,775
All other mutual funds investments, individually less than 5% of Plan assets	12,785,187	9,515,188

Total mutual funds	23,559,851	17,811,288

Common/collective trust funds
SunTrust Retirement 500 Index Fund Class B	2,888,096	2,344,077
SunTrust Retirement Stable Asset Fund (SRSA Fund)	3,435,826	2,872,486

Total common/collective trust funds	6,323,922	5,216,563

LodgeNet Interactive Corporation common stock	2,563,953	291,521
Participant loans receivable, individually less than 5% of Plan assets	894,984	792,930

	$33,342,710	$24,112,302

Net appreciation of investments for the year ended December 31, 2009, consisted of the following:

Mutual funds	$4,941,651
Common/collective trust funds	649,080
Common stock	2,634,073

$8,224,804

The classification of investment earnings reported above and in the statement of changes in net assets may differ from the classification of earnings in the Form 5500 due to different reporting requirements on the Form 5500.

4 Investment Contracts
The SRSA primarily invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective trust funds) with similar characteristics. Traditional GICs are backed by the general account of the issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.
The Plan’s participant investment balances held in the SRSA Fund had a fair value of $3,435,826 and $2,872,486 as of December 31, 2009 and 2008, respectively. The corresponding contract value, based on the underlying contract value of the SRSA as provided by the fund, was $3,363,918 and $2,868,956 as of December 31, 2009 and 2008, respectively.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the SRSA Fund, one of the investment options available under the Plan. As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
5 Fair Value
As of January 1, 2008, the Plan adopted the provisions of FASB ASC Topic 820, Fair Value Measurements and Disclosures, for its investments. FASB ASC Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC Topic 820 are described below:
Level 1, defined as observable inputs such as quoted prices in active markets;
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of said instruments pursuant to the valuation hierarchy.
Mutual funds
The mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end. Mutual funds are classified as Level 1 investments.
Common stocks
LodgeNet Interactive Corporation common stock is stated at fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Common stocks are classified as Level 1 investments.
Common/collective trust funds
Common/collective trust funds (herein CCTs) are composed of a non-benefit-responsive investment fund and fully benefit-responsive investment contracts and are classified as Level 2 investments. Investment in the non-benefit-responsive investment fund is valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. CCTs are not available in an exchange and active market, however the fair value is determined based on the underlying investments as traded in an exchange and active market. CCTs are classified as Level 2 investments.

Participant loans
Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.
As of December 31, 2009, and 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Investments

Mutual funds
Large cap	$8,568,350	$—	$—	$8,568,350
International	4,833,414	—	—	4,833,414
Small/Mid cap	4,018,806	—	—	4,018,806
Balanced	3,185,723	—	—	3,185,723
Bond	2,265,880	—	—	2,265,880
Specialty	612,481	—	—	612,481
Money Market	75,197	—	—	75,197

Total mutual funds	23,559,851	—	—	23,559,851
Common stocks	2,563,953	—	—	2,563,953
Common/collective trusts	—	6,323,922	—	6,323,922
Participant loans	—	—	894,984	894,984

Total Investments	$26,123,804	$6,323,922	$894,984	$33,342,710

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Investments

Mutual funds	$17,811,288	$—	$—	$17,811,288
Common stocks	291,521	—	—	291,521
Common/collective trusts	—	5,216,563	—	5,216,563
Participant loans	—	—	792,930	792,930

Total Investments	$18,102,809	$5,216,563	$792,930	$24,112,302

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2009, were as follows:

2009 Participant Loans
Beginning balance	$792,930
Purchases, issuances and settlements, net	102,054

Ending balance	$894,984

6 Tax Status
The Plan uses a prototype plan document sponsored by SunTrust Bank. SunTrust Bank received an opinion letter from the IRS, dated March 31, 2008, which states the prototype document satisfies the applicable provisions of the IRS. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes the plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7 Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become fully vested in their accounts and assets will be distributed in accordance with the Plan document.
8 Party-in-Interest Transactions
The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in the securities of the Company.
Participant contributions are invested in one or more of the investment fund options under the Plan, including stock of LodgeNet Interactive Corporation and investment funds under the trustee’s control. In 2009, the amount of such purchases and sales of funds managed by the trustee and of the Company’s stock were as follows:

	Purchases	Sales

SunTrust mutual funds and common/collective trust funds	$3,254,229	$2,567,992
LodgeNet Interactive Corporation common stock	993,383	1,355,023
9 Excess Contributions Payable
Contributions from participants are net of payments made to certain participants to return excess contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. The amount of excess contributions was $41,801 and $8,989 for the years ended December 31, 2009 and 2008. These amounts are reflected as excess contributions payable in the statements of net assets available for benefits.

LODGENET INTERACTIVE CORPORATION 401(k) PLAN
(Employer identification number: 46-0371161) (Plan number: 001)
Schedule H, line 4i — Schedule of Assets (Held At End of Year)
As of December 31, 2009

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,
	Lessor or Similar Party	Par or Maturity Date	Cost	Current Value
	American Century Income & Growth Advisor	Mutual Fund	**	$1,342,508
	American Century Inflation Adjusted Bond Advisor	Mutual Fund	**	591,402
	American Century Vista Advisor	Mutual Fund	**	992,449
	BlackRock Equity Dividend A	Mutual Fund	**	329,092
	Dreyfus Premier Small Cap Value	Mutual Fund	**	532,580
	Dreyfus Premier Technology Growth Fund	Mutual Fund	**	612,481
	Federated Capital Appreciation Fund	Mutual Fund	**	598,482
	Fidelity Advisor Small Cap	Mutual Fund	**	817,686
	Franklin Small-Mid Cap Growth Fund	Mutual Fund	**	1,395,805
	Goldman Sachs Small Value Fund A	Mutual Fund	**	280,286
	MFS Massachusetts Investors Growth Stock Class R3	Mutual Fund	**	2,727,168
	MFS Massachusetts Research International R3	Mutual Fund	**	1,172,908
*	RidgeWorth Large Cap Core Equity I	Mutual Fund	**	1,210,469
*	RidgeWorth International Equity Index I	Mutual Fund	**	1,177,754
*	RidgeWorth Investment Grade Bond I	Mutual Fund	**	1,674,478
	Templeton Growth Fund A	Mutual Fund	**	2,383,637
	Templeton Mutual Global Discovery Fund A	Mutual Fund	**	99,116
	T. Rowe Price Growth Stock Fund	Mutual Fund	**	2,360,630
	T. Rowe Price Retirement 2020 Fund — R	Mutual Fund	**	588,909
	T. Rowe Price Retirement 2030 Fund — R	Mutual Fund	**	1,628,751
	T. Rowe Price Retirement 2040 Fund — R	Mutual Fund	**	803,502
	T. Rowe Price Retirement 2050 Fund — R	Mutual Fund	**	164,561
*	RidgeWorth Prime Quality Money Market Fund I	Mutual Fund	**	75,197
*	SunTrust Retirement 500 Index Fund Class B	Common/Collective Trust Fund	**	2,888,096
*	SunTrust Retirement Stable Asset Fund	Common/Collective Trust Fund	**	3,435,826
*	LodgeNet Interactive Corporation	Common Stock, 416,456 shares	**	2,563,953
*	Participant Loans	Interest ranging from 4.25% to 9.25%, due at various dates through April 2023	**	894,984

	Total investments at fair value			$33,342,710

	Adjustment from fair value to contract value for fully benefit responsive investment contracts			(71,908)

	Total investments at contract value			$33,270,802

*	Denotes party-in-interest to the Plan.

**	Historical cost information is not required for participant-directed investments under ERISA.